EXHIBIT 21.1

LIST OF SUBSIDIARIES OF MEDALLION FINANCIAL CORP.

Name	Jurisdiction of Incorporation or Formation

Medallion Funding Corp.	New York

Medallion Capital, Inc.	Minnesota

Medallion Business Credit, LLC	Delaware

Freshstart Venture Capital Corp.	New York

Medallion Bank	Utah

Generation Outdoor, Inc	Delaware

Medallion Hamptons Holding LLC	Delaware

Taxi Medallion Loan Trust I	Delaware

Taxi Medallion Loan Trust II	Delaware